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                                  UNITED STATES              -------------------
                       SECURITIES AND EXCHANGE COMMISSION      SEC FILE NUMBER
                             WASHINGTON, D.C. 20549                0-29182
                                                             -------------------
                                   FORM 12b-25
                                                             -------------------
                           NOTIFICATION OF LATE FILING          CUSIP NUMBER
                                                                 560775108

(Check One):      [ ]         [ ]         [ ]         [X]         [ ]
               Form 10-K   Form 20-F   Form 11-K   Form 10-Q   Form N-SAR

               For Period Ended:     June 30, 2004
                                 ---------------------
                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR

               For the Transition Period Ended: ____________________________

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  Read instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART 1--REGISTRANT INFORMATION

THE MAJOR AUTOMOTIVE COMPANIES, INC.
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Full Name of Registrant

FIDELITY HOLDINGS, INC.
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Former Name if Applicable

43-40 NORTHERN BOULEVARD
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Address of Principal Executive Officer (Street and Number)

LONG ISLAND CITY, NEW YORK 11101
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City, State and Zip Code

PART II--RULES  12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)  The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
          10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

PART III --- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

     THE FORM 10-Q COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD DUE TO
     UNFORESEEN DELAYS ARISING IN ITS PREPARATION. THE SECOND QUARTER REVIEW WAS
     DELAYED AND, ALTHOUGH THE REVIEW WILL BE COMPLETED IN THE PRESCRIBED TIME
     PERIOD, INFORMATION COULD NOT BE INTEGRATED FROM THE FINANCIAL STATEMENTS
     INTO THE BODY OF THE FORM 10-Q WITHIN THE PRESCRIBED TIME PERIOD.

PART IV --- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     BRUCE BENDELL                    (718)                     937-3700
------------------------      ---------------------      -----------------------
         (Name)                    (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no,
identify report(s).                                        [X] Yes       [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [X] Yes       [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE COMPANY ANTICIPATES THAT REVENUES AND GROSS PROFITS FOR THE FIRST HALF OF
THE 2004 FISCAL YEAR WILL BE CONSISTENT WITH THOSE FOR THE FIRST HALF OF THE
2003 FISCAL YEAR. THE COMPANY EXPECTS TO SHOW AN IMPROVEMENT IN NET INCOME OF
LESS THAN $1 MILLION FOR THE FIRST HALF OF FISCAL YEAR 2004.

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                     THE MAJOR AUTOMOTIVE COMPANIES, INC.
              ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   AUGUST 16, 2004                          By: /s/ Bruce Bendell
     -------------------------                      ----------------------------
                                                    BRUCE BENDELL, PRESIDENT,
                                                    CHIEF EXECUTIVE OFFICER AND
                                                    ACTING CHIEF FINANCIAL

                              GENERAL INSTRUCTIONS

1.   This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General
     Rules and Regulations under the Securities Exchange Act of 1934.

2.   One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange
     Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the
     General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the
     Commission files.

3.   A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.   Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.   ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or
     Rule 202 of Regulation S-T (Section 232.202 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b)
     of Regulation S-T (Section232.12(c) of this chapter).

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                                    ATTENTION

        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS. (SEE 18 U.S.C. 1001).
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